

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board of Directors
American Realty Capital New York City REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital New York City REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 26, 2014**
> **File No. 333-194135**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 7 and your revisions to your filing on pages 17 and 102. Please revise to disclose the estimated amount of Financing Coordination Fees assuming leverage of 45% and 75% for the minimum and maximum offerings, as you have disclosed on page 77.

Market Overview, page 78

2. We note your response to comment 11 and the supporting materials submitted electronically. We have not been able to identify the marked language in the supporting materials. Please provide us support for all quantitative and qualitative business and industry data used in your prospectus. Clearly mark the supporting materials against the relevant section of the registration statement.

Management Compensation, page 98

3.   We note your response to comment 12. Please provide us with an example of this fee being incurred, payable, and paid based on 4 or more years of operations.

Calculation of Per Share NAV by our Advisor, page 137

4.   We note your response to comment 14. While this is for illustrative purposes, it is unclear why hypothetical numbers are necessary. If you believe the numbers are necessary, please explain why it is appropriate to assume an increase in the value of your shares, as opposed to showing no change or a decrease in value.

Appendix A

5.   We note your response to comment 15. We will continue to monitor for the updated disclosure with respect to CF Disclosure Guidance Topic No. 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Peter M. Fass, Esq.